Exhibit 99.1

INDEX TO COMBINED FINANCIAL STATEMENTS

SEVEN ARROW SUPPLY CHAIN LIMITED AND SUBSIDIARIES

Page
Combined Financial Statements as of and for the Year Ended December 31, 2025 and for the Period from July 23, 2024 (inception) to December 31, 2024
Report of Independent Registered Public Accounting Firm (PCAOB ID: 6783)	F-2
Combined Balance Sheets as of December 31, 2025 and 2024	F-3
Combined Statements of Operations and Comprehensive Loss for the Year Ended December 31, 2025 and for the Period from July 23, 2024 (inception) to December 31, 2024	F-4
Combined Statements of Changes in Shareholders’ Equity (Deficit) for the Year Ended December 31, 2025 and for the Period from July 23, 2024 (inception) to December 31, 2024	F-5
Combined Statements of Cash Flows for the Year Ended December 31, 2025 and for the Period from July 23, 2024 (inception) to December 31, 2024	F-6
Notes to Combined Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Seven Arrows Supply Chain Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Seven Arrows Supply Chain Limited and its subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, the related combined statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2025, and period from July 23, 2024 (inception) to December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2025 and December 31, 2024, and the combined results of its operations and comprehensive loss and its cash flows for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2026.

Singapore

PCAOB ID Number 6783

June 22, 2026

SEVEN ARROW SUPPLY CHAIN LIMITED AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash	$14,092	$2,330
Accounts receivable, net	10,452	-
Prepayments and other current assets	45,888	4,177
Due from related parties	155,068	-
Inventories	25,232	-
Total Current Assets	250,732	6,507

Property, plant and equipment, net	40,334	35,169
Right-of-use assets	110,374	-
Total Assets	$401,440	$41,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other liabilities	$26,373	$2,489
Taxes payable	1,060	-
Due to related parties	168,206	68,753
Lease liability - current	41,566	-
Total Current Liabilities	237,205	71,242

Lease liability - non-current	65,092	-
Total Liabilities	$302,297	$71,242

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares*, $0.01 par value, 50,000 shares authorized and outstanding at December 31, 2025 and 2024, respectively	$500	$500
Additional paid-in capital	417,612	17,100
Subscription receivable	(500)	(500)
Accumulated deficit	(321,044)	(46,668)
Accumulated other comprehensive income	2,575	2
Total equity (deficit)	$99,143	$(29,566)

Total Liabilities and Equity (Deficit)	$401,440	$41,676

*	The shares information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these combined financial statements.

SEVEN ARROW SUPPLY CHAIN LIMITED AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year ended December 31, 2025	For the Period from July 23, 2024 (inception) to December 31, 2024

Revenues	$220,823	$-
Cost of revenues	193,021	-
Gross profit	27,802	-

Operating expenses:
Selling expenses	74,661	11,208
General and administrative expenses	227,522	35,462
Total operating expenses	302,183	46,670

Loss from operations	(274,381)	(46,670)

Other income (expenses):
Interest expenses	(55)	-
Interest income	60	2
Total other income, net	5	2

Loss before income taxes	(274,376)	(46,668)
Income taxes expense (benefit)	-	-
Net loss	(274,376)	(46,668)

Comprehensive Loss:
Net Loss	$(274,376)	$(46,668)
Other comprehensive income:
Foreign currency translation adjustment	2,573	2
Comprehensive Loss	(271,803)	(46,666)

Net loss per share*
Basic and diluted	$(5.5)	$(0.9)

Weighted average ordinary shares* outstanding
Basic and diluted	50,000	50,000

*	The shares information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these combined financial statements.

SEVEN ARROW SUPPLY CHAIN LIMITED

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM JULY 23, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Ordinary shares*		Subscription	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total
	Number	Amount	receivable	Capital	Deficit	Income	Equity
Balance at July 23, 2024	-	$-	$-	$-	$-	$-	$-
Capital contribution made by shareholders	50,000	500	(500)	17,100	-	-	17,100
Net loss	-	-	-	-	(46,668)	-	(46,668)
Foreign currency translation adjustment	-	-	-	-	-	2	2
Balance at December 31, 2024	50,000	$500	$(500)	$17,100	$(46,668)	$2	$(29,566)
Capital contribution made by shareholders	-	-	-	400,512	-	-	400,512
Net loss	-	-	-	-	(274,376)	-	(274,376)
Foreign currency translation adjustment	-	-	-	-	-	2,573	2,573
Balance at December 31, 2025	50,000	$500	$(500)	$417,612	$(321,044)	$2,575	$99,143

*	The shares information is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these combined financial statements.

SEVEN ARROW SUPPLY CHAIN LIMITED

COMBINED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Period from July 23, 2024 (inception) to December 31, 2024
Cash flows from operating activities:
Net loss	$(274,376)	$(46,668)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,082	3,764
Amortization of operating lease right-of-use assets	16,444	-
Accounts receivable	(10,170)	-
Inventories	(24,550)	-
Prepayments and other current assets	(40,405)	(4,237)
Due from related parties	(150,874)	-
Accrued expenses and other liabilities	23,132	2,525
Due to related parties	93,834	69,743
Taxes payable	1,031	-
Operating lease liabilities	(20,060)	-
Net cash (used in)/provided by operating activities	$(364,912)	$25,127

Cash flows from investing activities:
Purchase of property and equipment	(24,608)	(39,439)
Cash used in investing activities	$(24,608)	$(39,439)

Cash flows from financing activities:
Shareholder contribution	400,512	17,100
Cash provided by financing activities	$400,512	$17,100

Effect of exchange rate changes on cash	770	(458)

Net increase in cash	11,762	2,330
Cash, beginning of year	$2,330	$-
Cash, end of year	$14,092	$2,330

Supplemental disclosures of cash flow information:
Interest paid	$55	$-

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations	$123,832	$-

The accompanying notes are an integral part of these combined financial statements.

SEVEN ARROW SUPPLY CHAIN LIMITED AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Seven Arrows Supply Chain Limited. (“Seven Arrows BVI”) was established under the laws of the British Virgin Islands on December 2, 2025 as a holding company. The Company, through its subsidiaries (together “the Company”), specializes in Craft beer and Baijiu sales in China. Rei Shiba, the Chairman of the Board of Directors and Chief Executive Officer (“CEO”), is the ultimate controlling shareholder (“the controlling shareholder”) of the Company.

As of December 31, 2025, the combined financial statements of the Company reflected the structure following completion of the Reorganization. The principal activities of the entities under common control are listed below. All inter-company balances and transactions have been eliminated upon combination.

Name of the Entity	Dated of Incorporation for acquisition	Place of Incorporation	Ownership Percentage
Hongkong Seven Arrows Supply Chain Limited (“Seven Arrows HK”)	December 30, 2025	Hong Kong, China	100% controlled by Seven Arrows BVI
Hainan Seven Arrows Supply Chain Co., Ltd (“Seven Arrows (Hainan)”)	July 23, 2024	Hainan, China	100% controlled by Seven Arrows HK

As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

Between July 2024 and December 2025, the Company undertook the following steps to affect a reorganization (the “Reorganization”)

(i)	Formation of Seven Arrows (Hainan) on July 23, 2024.

(ii)	Formation of Seven Arrows BVI as a holding company under the laws of the British Virgin Islands on December 2, 2025.

(iii)	Formation of the Company’s wholly owned subsidiary- Seven Arrows HK on December 30, 2025.

(iv)	after a series of transfers under common control and at nominal considerations, all of the shareholders’ equity interest in Seven Arrows (Hainan) was ultimately transferred to Seven Arrows HK on February 6, 2026.

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements in accordance with ASC 805-50-45-5.

NOTE 2 – Going concern

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the ordinary course of business.

For the year ended December 31, 2025, the Company incurred a net loss of $274,376 and used net cash in operating activities of $364,912. As of December 31, 2025, the Company had an accumulated deficit of $321,044.

Management has evaluated the Company's liquidity position and cash requirements and considered, among other factors, (i) undertakings from related parties not to demand repayment of approximately $168,206 of outstanding balances in the short term, (ii) financial and operational support from ReTo Eco-Solutions, Inc., including its commitment to provide financial assistance and resources as necessary to enable the Company to meet its obligations as they become due, and (iii) projected cash flows from the expansion of the Company's craft beer and Baijiu distribution business.

Based on its cash flow forecasts and the support arrangements described above, management believes that the Company will have sufficient resources to meet its obligations as they become due. Accordingly, the accompanying combined financial statements have been prepared on a going concern basis.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization and Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

Principles of Combination

The combined financial statements have been prepared in accordance with ASC 805-50, Transactions Between Entities Under Common Control.

As the combining entities were under the common control of the same controlling party throughout the periods presented, the assets and liabilities of the combining entities have been reflected at their historical carrying amounts. No new basis of accounting has been established as a result of the combination. The combined financial statements have been retrospectively adjusted for all periods presented as if the entities had been combined throughout the periods during which they were under common control.

All intercompany balances and transactions between the combining entities have been eliminated. A uniform set of accounting policies has been applied across all combining entities for all periods presented. Any difference between the consideration transferred and the historical carrying amount of the net assets transferred has been recognized as an adjustment to equity.

The combined financial statements include the financial statements of Seven Arrows BVI, Seven Arrows HK and Seven Arrows (Hainan).

Subsidiaries are all entities over which the Group has control. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For acquisition of subsidiaries under common control, the identifiable assets and liabilities were accounted for at their carrying values, in a manner similar to the pooling-of-interest method of consolidation.

In preparing the combined financial statements, transactions, balances and unrealized gains on transactions between the combining entities are eliminated. Unrealized losses are also eliminated but are considered an impairment indicator of the assets transferred.

The accompanying combined financial statements have been prepared in accordance with the U.S. generally accepted accounting principles or GAAP on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Accordingly, the combined financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

Shares capital

Seven Arrows BVI issued ordinary shares 50,000 to shareholder, at a par value $0.01 per share, on December 2, 2025.

Use of Estimates

In preparing the combined financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, credit loss for accounts receivable, the useful lives of property and equipment and the recoverability of the carrying amounts of property and equipment and right-of-use assets and realization of deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Cash

Cash represents cash in bank. The company maintains all of its bank accounts in the PRC.

NOTE 3– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable and Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. Accounting Standards Codification (“ASC”) 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s combined financial statements. Accounts receivable was recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. As of December 31, 2024 and 2025, allowance for credit losses was nil.

Other receivable and other assets primarily consist of security deposits and loan to third parties which are presented net of allowance for credit losses and prepaid expenses. The balances of security deposits and loan to third parties are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the collectability of the balances becomes doubtful. The Company uses the loss-rate method to estimate the allowance for uncollectible balances. The Company considers the past collection experience, any changes in collection trends, the credit worthiness of counter parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. As of December 31, 2025 and 2024, allowance for credit losses was nil.

Current Expected Credit Losses

In 2024, the Company adopted FASB Accounting Standards Codification (“ASC”) Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) for financial assets at amortized cost including accounts receivable and other receivables. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. No impact on the combined financial statements upon adoption.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Electronic equipment	3 years
Leasehold improvement	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of income and other comprehensive income in other income or expenses.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The standard did not materially impact the Company’s combined net earnings and cash flows.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

●	Revenue from Craft beer and Baijiu

The Company’s revenues are generated primarily from sales of craft beer product and Baijiu products that the Company offers to its customers.

Each sales order represents a separate contract with the customer, and the delivery of products constitutes a single performance obligation. Revenue is recognized at a point in time upon transfer of control of the products to the customer, which the Company has determined occurs upon delivery to and acceptance by the customer at the agreed delivery location. The Company sells its products primarily on credit terms of 90 days. There are no significant financing components in these arrangements.

The Company does not offer volume rebates, rights of return, or other forms of variable consideration in its standard sales arrangements. Accordingly, the transaction price is equal to the invoiced amount net of any trade discounts agreed at contract inception

●	Revenue from Meituan’s POS system sales

The Company centrally purchases Meituan’s POS system and sells it to customer. The Company has determined that it acts as principal in these transactions, as it obtains control of the POS systems before transferring them to the distributor, bears inventory risk, and has discretion in establishing the resale price. Accordingly, revenue is recognized on a gross basis at the amount of consideration received from the distributor.

The Company has determined that it acts as principal in these transactions, as it obtains control of the POS systems before transferring them to the distributor, bears inventory risk, and has discretion in establishing the resale price. Accordingly, revenue is recognized on a gross basis at the amount of consideration received from the distributor.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following summarizes the Company’s revenue by nature from continuing operations:

	For the Year Ended December 31, 2025	For the Period from July 23, 2024 (inception) to December 31, 2024
Craft beer	$197,135	$-
Baijiu	11,521	-
Meituan’s POS system	12,167	-
Total revenue	$220,823	$-

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers:

	As of the Year Ended December 31, 2025	As of the Year Ended December 31, 2024
Contract assets	$-	$-
Contract liabilities	-	-
Total revenue	$-	$-

The Company does not have contract assets as revenue is recognized concurrently with the right to invoice upon delivery. Contract liabilities arise when the Company receives payment from a customer prior to satisfying the related performance obligation. As of December 31, 2025 and 2024, no such advance payments were received.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses as a part of selling in the Company’s combined statements of income and comprehensive income. Shipping and handling costs associated with the Company’s operations were $1,155 and nil for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024. As of December 31, 2025, the tax year ended December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying combined financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in the PRC are determined using Renminbi (“RMB”), the local currency, as the functional currency. Seven Arrows BVI and Seven Arrows HK use U.S. Dollars (“US$”) as their functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the combined statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the combined statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ (“$”) and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the combined financial statements in this report:

	December 31, 2025	December 31, 2024

Year-end spot rate	US$1=RMB 6.9931	US$1=RMB 7.2993
Average rate	US$1=RMB 7.1875	US$1=RMB 7.1957

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CEO for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280, which including Craft beer, Baijiu and cash Meituan’s POS system sales.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations and Credit Risk

A majority of the Company’s transactions are denominated in RMB, and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2025 and 2024, $14,092 and $2,330 of the Company’s cash and cash equivalents was deposited at financial institutions in the PRC mainland. These deposits were insured per the PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank.

For the year ended December 31, 2025, one customer accounted for 83.8% of the Company’s total revenue, as compared to no customer accounted more than 10% the period from July 23, 2024 (inception) to December 31, 2024.

As of December 31, 2025, one customer accounted for 93.2% of the Company’s combined accounts receivable.

For the year ended December 31, 2025, the Company purchased approximately 94.0% of its inventory from one major supplier, as compared to no supplier accounted more than 10% for the period from July 23, 2024 (inception) to December 31, 2024.

As of December 31, 2025 and 2024, no supplier accounted for more than 10% of the total accounts payable balance.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted and the amendments in this ASU should be applied on a retrospective basis to all periods presented. The Company adopted this ASU during the year ended December 31, 2025. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company adopted this ASU during the year ended December 31, 2025. The adoption of this ASU did not have significant impact on the Company’s financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements (cont.)

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statement disclosures.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the combined financial position, statements of operations, and cash flows of the Company.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined balance sheets, statements of operations and comprehensive loss and statements of cash flows.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Trade accounts receivable	$10,452	$-
Less: Credit loss allowance	-	-
Accounts receivable, net	$10,452	$-

The company gives major customers a 90 - days credit period, and accounts receivable within this period are not subject to credit impairment. The balance was fully collected subsequently.

NOTE 5 – Prepayments and other assets

Prepayments and other assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Loans to third parties*	$37,180	$-
Others	8,708	4,177
Total	$45,888	$4,177

*	The Company provides regional distributors with funds to support their development of the local market, the loans were repayable on demand, unsecured, interest-free, denominated in RMB.

NOTE 6 – LEASE

The Company has one operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024 was $37,554 and $13,897, respectively.

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities is presented on the combined balance sheet. For the year ended December 31, 2025, total lease expense amounted to $37,554, which included $1,632 of interest, $16,444 of amortization expense of ROU assets and $19,478 of short-term lease expense. For the period from July 23, 2024 (inception) to December 31, 2024, total lease expense amounted to $13,897, all of which was short- term lease expenses. Total cash paid for operating leases amounted to $20,059 and nil for the years ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024. Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2025
Right-of-use assets	$110,374
Operating lease liabilities - current	41,566
Operating lease liabilities - non-current	65,092
Total operating lease liabilities	$106,658

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.58
Weighted average discount rate	3.50%

The following is a schedule of maturities of lease liabilities as of December 31, 2025:

Twelve months ending December 31,
2026	$44,588
2027	44,588
2028	22,294
Total future minimum lease payments	111,470
Less: Imputed interest	(4,812)
Present value of lease liabilities	$106,658

NOTE 7– PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Electronic equipment	$3,814	$-
Leasehold improvement	62,060	38,880
Less: Accumulated depreciation	(25,540)	(3,711)
Property, plant and equipment, net	$40,334	$35,169

Depreciation expense was $21,082 and $3,764 for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, respectively.

NOTE 8–Accrued expenses and other liabilities

	As of December 31, 2025	As of December 31, 2024
Wages and welfare payable	$13,160	$2,233
Security deposit payable	10,801	-
Others	2,412	256
Accrued expenses and other liabilities	$26,373	$2,489

NOTE 9 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

British Virgin Islands

Seven Arrows BVI, incorporated in the British Virgin Islands, is exempt from paying income tax.

Hong Kong

Seven Arrows HK was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the combined financial statements as Seven Arrows HK has no assessable profits for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024.

NOTE 9 – TAXES (cont.)

(a)	Corporate income taxes (cont.)

China

The Company’s PRC subsidiary is subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB3 million is subject to a reduced effective rate of 5%, for the years ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024. Seven Arrows (Hainan), the Company’s main operating subsidiary in PRC, was approved as a small-scale minimal profit enterprise, and is an income tax rate of 5% for the years ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Year ended December 31, 2025	For the Period from July 23, 2024 (inception) to December 31, 2024
Income tax benefit computed based on PRC statutory income tax rate	$(68,594)	$(11,667)
Effect of favorable income tax rate in certain entity in PRC	54,875	9,334
Non-deductible expenses - permanent difference (1)	630	-
Change in valuation allowance	13,089	2,333
Effective tax (benefit) expense	$-	$-

(1)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the Year ended December 31, 2025	For the Period from July 23, 2024 (inception) to December 31, 2024
Loss before income tax expense from China	$(274,376)	$(46,668)
Loss before income tax expense from outside of China	-	-
Total loss before income tax provision	$(274,376)	$(46,668)

NOTE 9 – TAXES (cont.)

(a)	Corporate income taxes (cont.)

Loss before income tax expense from outside of China represents the losses incurred by Seven Arrows BVI companies incorporated outside of China.

The income tax provision (benefit) was nil for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of December 31, 2025 and 2024.

Deferred tax asset	As of December 31 2025	As of December 31 2024
Advertisement expenses	$1,280	$552
Loss carrying forward	14,574	1,748
Valuation allowance	(15,854)	(2,300)
Deferred tax assets, net	$-	$-

(b)	VAT

The Company is subject to VAT for selling products in China. The applicable VAT rate is 13% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

The Company’s VAT taxes payable consists of the following:

	As of December 31,	As of December 31,
	2025	2024
VAT tax payable	$1,060	$-

As of December 31, 2025 and 2024, the Company had VAT taxes payable of approximately $1,060 and nil, respectively, mostly related to the unpaid VAT tax in China. for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, the Company has not received any penalty or interest charge notice from local tax authorities.

NOTE 10 – COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2025 and 2024 and transactions for the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Bing Huang	Chief Executive Officer and Chairman of Seven Arrows (Hainan) until February 13, 2026
Mr. Zhishui Huang	Mr. Bing Huang’s father
Holland Seven Arrows Beer (Hunan) Co., Ltd.	Controlled by Mr. Zhishui Huang.

(2)	Due from related party

	As of December 31, 2025	As of December 31, 2024
Mr. Bing Huang	$155,068	$-

In December 2025, the Company changed its bank account and temporarily deposited the account balance into Mr. Bing Huang’s personal account. Subsequently, in January 2026, the balance was fully transferred to the new bank account.

NOTE 11 – RELATED PARTY TRANSACTIONS (cont.)

(3)	Due to related parties

	As of December 31, 2025	As of December 31, 2024
Holland Seven Arrows Beer (Hunan) Co., Ltd*	$136,746	$54,354
Mr. Bing Huang	-	699
Mr. Zhishui Huang**	31,460	13,700
Total	$168,206	$68,753

*	For the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, Holland Seven Arrows Beer (Hunan) Co., Ltd advanced the set-up expenses for the Company.

**	For the year ended December 31, 2025 and the period from July 23, 2024 (inception) to December 31, 2024, the Company entered into an office lease agreement with Mr. Zhishui Huang, The Company recorded related lease expense $37,554 and $13,897.

(4)	Purchase products from related party

	For the Year ended December 31, 2025	For the Period from July 23, 2024 (inception) to December 31, 2024
Holland Seven Arrows Beer (Hunan) Co., Ltd.	$173,202	$-

For the year ended December 31, 2025, the Company purchased craft beer from the related party in the amount of $173,202.

NOTE 12 – SUBSEQUENT EVENTS

On February 27, 2026, the shareholders of the Company entered into a Share Purchase Agreement (“SPA”) with Reto Eco-Solutions, Inc. (“Reto”). According to the terms of the SPA, ReTo issued 2,167,500 Buyer Class A Shares (the “Exchange Shares”), at a price $4.00 per share, with an aggregate value of Eight Million Six Hundred and Seventy Thousand U.S. Dollars $8,670,000 (the “Share Consideration”), then Reto acquired a 51% equity interest in the Company from its shareholders. The transaction was completed on February 27, 2026.

Apart from the above, the Company has no material subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.